UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

30 October 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Jan O’Neill to depart Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 October 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

30 October 2012

Jan O’Neill to depart Telecom

Telecom has announced today that Jan O’Neill, Group HR Director, will be leaving the company at the end of November.

After around 20 years with the company in a variety of HR-related roles, including leading the HR function for the past 18 months, Jan has decided to further her career.

“I would like to thank Jan for her contribution over many, many years. She has had an exemplary career at Telecom, always acting with the highest integrity and professionalism, and being a great advocate for our people,” said Simon Moutter, Telecom CEO. “HR is a critical role in my leadership team and I will move quickly to fill the vacancy.”

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For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand